July 11, 2024

Kevin Kwilinski
Chief Executive Officer
Treasure Holdco, Inc.
101 Oakley Street
Evansville, IN 47710

       Re: Treasure Holdco, Inc.
           Amendment No. 1 to Draft Registration Statement on Form 10-12G Submitted on July 1, 2024
           CIK No. 0002021031
Dear Kevin Kwilinski:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 4, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form 10-12G
Exhibit 99.1
Proxy Statement/Prospectus of Glatfelter Corporation
Liquidity and Capital Resources Following the Transactions, page 155

1. We note your response to our prior comment 20. We further note that you have revised disclosure on page 111 of your amendment. Please further revise to include this disclosure, together with appropriate analysis, in your section entitled "Liquidity and
       Capital Resources Following the Transactions" on page 155.
 July 11, 2024
Page 2
Debt Financing, page 201

2. We note your response to our prior comment 21 and reissue in part. Please revise to disclose all material terms of the Spinco Commitment Letter, including without limitation
       the lenders and    customary closing conditions,    which continue to be
referenced
       elsewhere. In addition, please describe the amendments to the Spinco Commitment Letter, as requested by our prior comment 16.
General

3. We note your revisions in response to our prior comment 27. Please further revise your cross-reference sheet to specifically incorporate by reference the sections entitled, "Other
       Agreements Related to the Transactions" and "Certain Beneficial Owners of Combined
       Company Capital Stock."
4. We note your response to our prior comment 28. Please note that eligibility to incorporate information by reference pursuant to General Instruction B.1 of Form S-4 is determined in relation to the public filing date. If Glatfelter lacks eligibility as of such date, then the Form S-4 should include the disclosure required by Item
14.

       Please contact Charles Eastman at 202-551-3794 or Martin James at 202-551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Jennifer Angelini at 202-551-3047 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing